SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED	July 10, 2003

COMMISSION FILE NUMBER:	(SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

SUNGOLD ENTERTAINMENT CORP.

500 Park Place, 666 Burrard Street
Vancouver, BC, Canada V6C 3P6

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Extraordinary General Meeting of the shareholders of Sungold Entertainment Corp. (the "Company") will be held at The Stanley Room, 34th Floor, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on Monday, July 28, 2003 at 10:00 a.m. for the following purposes:

1.       To consider and, if deemed advisable, pass the following special resolutions:

A. "RESOLVED, as a special resolution, THAT:

  the Company make application to the Director, Corporations Directorate of Industry Canada, for a Certificate of Continuance continuing the Company under the Canada Business Corporations Act;

  the Company adopt the Articles of Continuance and By-Law No. 1, being a by-law relating generally to the affairs of the Company, in the form submitted to the meeting, in substitution for the existing Memorandum and Articles of the Company; and

  the directors and officers of the Company be authorized to do such further acts and file such further documents as may be necessary to give full effect to the foregoing."

B.	"RESOLVED, as a special resolution, THAT the Board of Directors be authorized, in its sole discretion and without further approval of the shareholders of the Company, to amend the special resolution continuing the Company into the federal jurisdiction as may be necessary to comply with any applicable legislation or the policies or rules of any regulatory authorities or revoke the special resolution before it is acted upon."

C.	"RESOLVED, as a special resolution, THAT in connection with the continuation of the Company, the Company increase its authorized capital by increasing the number of authorized common shares without par value from 100,000,000 common shares to an unlimited number of common shares without par value."

D.	"RESOLVED, as a special resolution, THAT the Board of Directors be authorized, in its sole discretion and without further approval of the shareholders of the Company, to amend the special resolution increasing the Company's authorized capital as may be necessary to comply with any applicable legislation or policies or rules of any regulatory authorities or to revoke the special resolution before it is acted upon."

E.	"RESOLVED, as a special resolution, THAT in connection with the continuation of the Company the name of the Company be changed to "Sungold International Holdings Corp.";

F.	"RESOLVED, as a special resolution, THAT the Board of Directors be authorized to choose, without further approval of the shareholders, such other name as may be acceptable to the Corporations Directorate of Industry Canada, amend the special resolution changing the Company's name as may be necessary to comply with any applicable legislation or the policies or rules of any regulatory authorities or revoke the special resolution before it is acted upon."

G.	"RESOLVED, as a special resolution, THAT Melvin R. Reeves be removed as a director of the Company effective immediately."

2.     To consider and if deemed advisable, pass the following ordinary resolution:

"RESOLVED THAT the Company pay a stock dividend on the basis of one common share for each 20 shares outstanding to be paid to shareholders of record on such date as the directors may in their discretion determine".

3.     To consider and if deemed advisable, pass the following ordinary resolution:

"RESOLVED THAT the Board of Directors be authorized at such time and such price as they see fit, to sell up to 25% interest in the Company's wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd.

4.     To transact such other business as may properly come before the meeting.

TAKE NOTICE that pursuant to the Company Act (British Columbia) you may until 10:00 am (Vancouver time) on July 26, 2003 give the Company a Notice of Dissent by registered mail addressed to the Company at 500 Park Place, 666 Burrard Street Vancouver, BC, Canada V6C 3P6, with respect to the special resolution to approve the continuation of the Company into the federal jurisdiction. As a result of giving a Notice of Dissent you may, on receiving a Notice of Intention to Act under Section 207 of the Act, require the Company to purchase all your shares in respect of which the Notice of Dissent was given.

Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy and then complete and deposit the Proxy in accordance with its instructions. Unregistered shareholders must deliver their completed proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia this 20th day of June, 2003

ON BEHALF OF THE BOARD OF DIRECTORS

/signed/Donald R. Harris

Donald R. Harris
Chairman

SUNGOLD ENTERTAINMENT CORP.
CHAIRMANS' REPORT
Extraordinary General Meeting
July 28, 2003

STATUS OF PROJECTS

Horsepower Broadcasting Network (HBN) International Ltd. ("HBN")

Sungold controls the International rights, title and interest in the HorsepowerTM, random, progressive virtual, horserace based pari-mutual wagering system. The Horsepower World Pool Wagering System operates in real time online exclusively through licensed, Racetrack operators that are approved to offer HorsepowerTM pari-mutual wagering by HBN, a subsidiary company 100% owned and controlled by Sungold. Horsepower is an exciting animated horseracing jackpot system, which is viewed in real time worldwide. Players can win small prizes or multimillion-dollar jackpots from a $1 wager.

The current revenue for online pari-mutual wagering both in North America and in legal Racing jurisdictions is estimated to be $150 billion USD annually. Even larger is the $300.0 billion USD worldwide lottery market. The market for Horsepower currently includes over 20,000 racetracks and off track betting facilities worldwide that can offer the Horsepower World Pool as a pari-mutuel wager. Sungold and it's subsidiaries have the exclusive perpetual right and license to market the Horsepower proprietary system, commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks. Horsepower is now positioned to become the first Globally branded World Pool.

  During this fiscal year, Sungold assisted HBN to develop the new Horsepower World Pool pari-mutual wagering system, for worldwide racetrack introduction.
  A system upgrade has been completed to add both traditional Chinese languages for both advertising on the internet and pari-mutual wagering at Authorized Racetrack Affiliates (ARA'S). HBN is providing technical support in software development, graphics creation, translation services, security back up, licenses, computer hardware, wagering systems and establishing 24x7-hosting operations.

  All ticket sales will be transacted through authorized tote companies operating with the authority of the Horsepower ARA and fully regulated by local pari-mutual authorities. Horsepower Systems Management and Horsepower Security are internally managed by Horsepower Broadcasting Network (HBN) International Ltd.

  A Horsepower affiliate marketing program has been established to develop the HorsepowerTM World Pool game and HBN is being well received by racetracks and teletheatres everywhere.

  The "Horsepower World Pool Racetrack Jackpot Program" was introduced at the 2002 Breeders Cup at Arlington Park, Illinois, October 26, 2002, and subsequently leadership within the racing industry have enthusiastically endorsed it. The general feeling among racetrack operators and regulators is "the racetrack industry needs a simple lucky bet for those potential fans that do not handicap races and a Global Progressive Jackpot like the Horsepower World Pool program will be a unprecedented force to attract people that chase jackpots". Racetracks have a huge opportunity, with the Horsepower World Pool to offer a real time jackpot linked together in a real time regulated environment.

Protection of Horsepower and Sungolds' Proprietary Assets

  Legal protection is an ongoing priority for Horsepower. All developments in Horsepower are protected by an aggressive patent, trademark and copyright program. Trademarks are in place for SungoldTM, HorsepowerTM, Quick 6TM and SafeSpending trademarks and worldwide patents are pending.

Licensing

All Horsepower ARA'S will be required to be licensed, regulated, and in good standing with their pari-mutual authorities as a condition of approval. Horsepower is committed to co-operating with all regulators; industry associations and all tote companies to ensure compliance with all government rules and regulations.

Industry Recognition

Horsepower was awarded the International Innovator Award at the Fifth Annual International Gaming Law that was held in Dublin, Ireland. Horsepower was also featured on the front page of Thoroughbred Times Magazine (America's premier weekly Thoroughbred magazine). Recently, Horsepower was referred to as "the wave of the future" by The Blood-Horse Magazine.

Vancouver Thoroughbred Park ("VTP")

Sungold has offered to enter into a long-term joint venture with the operators of Hastings Racetrack in Vancouver, Woodbine Entertainment Corporation ("WEC"). Sungold has an outstanding team with extensive development, financing and operations expertise as well as architects that will work to revive BC's proud racing heritage. Sungold proposes to renovate the Hastings Park facility in conjunction with the construction of a one-mile thoroughbred training center in Richmond. This proposal would be complementary with the exciting new WEC Hastings Park Improvement initiatives and our mutual corporate objectives to emphasize the B.C. breed and promote the core live racing product. Horsepower is a simple way to double handle and purses for everyone. This proposal will not require slot machines but it is anticipated that government approvals will be necessary for the new Horsepower World Pool Racetrack program or any slot machines to be included at the Hastings Park Racecourse.

The $24,000,000 USD financing agreement with TAC International Investments LLC is for racecourse development in BC. The Letter of Intent between Sungold and T.A.C. International for the option to purchase 6 million shares of Sungold for $4 US per share was extended to October 2003.

Richmond Thoroughbred Training Centre ("RTTC")

Sungold is not renewing it's option on the 227 acre Gilmore property in Richmond B.C. The Company has been advised by city planning however, that the Agricultural Land Reserve (ALR) issues that held back the Richmond Racetrack could be virtually eliminated by building a conforming world-class horse training and auction centre. The Sungold team is prepared to negotiate with operators Woodbine Entertainment Corporation ("WEC") and the Cities of Vancouver and Richmond as well as to provide the capital and expertise to restore BC's proud live horse racing heritage. Sungold feels it is essential to begin the trend to export the BC product to the world in the tradition of all great racing centers, such as Kentucky. Keenland Thoroughbred Sales Training Center in Lexington, Kentucky for example is the largest agricultural business in the State of Kentucky making sales in the Billions of $US in horses every year.

100-Acre Option Under Negotiation

Sungold is negotiating a new option to acquire 100+ acres of land in Richmond, British Columbia. Management plans to develop this land into an international-class thoroughbred training/auction facility. The proposed facility is anticipated to include state of the art backstretch facilities, a 30,000 square foot Equine Therapy center, riding trails and an equine sales pavilion. Sungold architects have planned and designed new racing facilities ranging from the modernization of historic tracks like Churchill Downs and Saratoga, to the construction of new racing complexes, including Emerald Downs, Remington Park, Canterbury Downs in Minneapolis and the Award winning Singapore Turf Club in Singapore.

  Sungold has engaged P.C.L. Constructors to act as the general contractor for RTTC. P.C.L. is Canada's leading building contractor and has successfully constructed major arenas, equine centers and racetracks.

  Sungold has retained Eikos Planning Inc. to provide consulting services with the City of Vancouver and all Provincial Agencies affected by the racetrack development proposal. Sungold President Art Cowie is a former Vancouver Parks Board commissioner, Provincial Member of the Legislature and is considered a leader in the planning and design of "Urban People Places"

SafeSpending Project

In May 2001, the Company signed an agreement for the acquisition of the entire worldwide right, title and interest to the Internet payment system technology of SafeSpending Services Inc SafeSpending"). The SafeSpending Internet payment system is a prepaid anonymous cash spending system that uses a unique and personalized PIN number, which can be used to make purchases anonymously online from merchants and individuals. Currently Management is change the name of it's US affiliate Sungold Entertainment USA to SafeSpending Inc. (an Arizona Corporation) and granting SafeSpending under the direction of CEO Kim Noble Hart a powerful new mandate to develop and market the SafeSpending proprietary, anonymous payment System in 105 countries through authorized merchants and Horsepower ARA'S

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. The former CEO of SafeSpending has been retained to work under contract to Sungold during the transition phase. Under the terms of the agreement the Company has agreed to pay a 7.5 percent royalty of net revenue relating to the technology, upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology. In 2003 Sungold has been negotiating for joint venture partners to distribute SafeSpending payment vouchers through retailers (land based) on a worldwide basis. A patent is pending for the anonymous cash payment system in 105 countries. Estimates indicate this is a market in the hundreds of Billions $US. In 2002 online Christmas sales in Canada were estimated at $772 Million up over 100% from 2001 and the reason expressed by most non-participating online Canadian consumers was their fear of online identity theft.

Gun Lake Casino Project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive $447,899,000 lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages.

The Michigan Court of Appeals dismissed the appeal on the basis of the Defendants' claim of sovereign immunity. The Company applied for permission for a review of these issues with the Michigan Supreme Court and the company's petition was denied. Recently, the Michigan Court ruled that the State of Michigan is required to issue a gaming compact to the Gun Lake Tribe. The tax losses from the Gun Lake Casino Project will be available to SafeSpending Inc.

CORPORATE DEVELOPMENTS

  Currently, Sungold has 23 active market markers on the OTC Bulletin Board and on the Frankfurt Stock Exchange.
  In the past year the Horsepower testing program was recognized by International Lottery Standards.
  The Company is currently changing of the name of Horsepower Broadcasting Network Inc. to Racing Unified Network (RUN) Inc. ("RUN") and incorporating the new company as a Canadian Corporation. This company will focus on providing marketing, advertising and promotional services exclusively for the racing industry and it's sponsors. Currently the racing industry buys over two Billion $USD per year in advertising. As HBN is committed to the world branding of Horsepower, RUN makes an ideal sister company at a time when the Racing industry leadership openly admit it desperately needs to promote itself in order to grow new racing fans!

SUNGOLD SHAREHOLDERS EQUITY

Sungold principal capital expenditures and divestitures currently in progress consist of:

  The Horsepower® World Pool online, random, progressive virtual racing system, source codes, patent, trademarks and International Lottery Certification;

  The rights, title and all intellectual property rights to the SafeSpending® anonymous internet payment system;

  Certain computer hardware and software for scaleable operation of multiuser wagering systems; and

  Investment in research and development related to racing, global parimutuel wagering and online payment processing systems.

Sungold will continue to finance its operations through the issuance of equity and debt financing through revenues from Horsepower® World Pool and the sale of minority interests in subsidiaries.

Management Changes

As of June 27, 2003 the following (7) persons were directors and/or executive officers of Sungold:

	Name	Position with Sungold

•	Donald R. Harris*	Director, Chair
•	Art Cowie*	Director, President
•	Anne Kennedy	Director, Corporate Secretary
•	Walter Wolff*	Director
•	Larry Simpson	Director
•	Dennis Hedtke	Director
•	Melvin Reeves	Director
* Audit Committee Member

The following is brief biographical information on each of the officers and directors listed above:

Donald R. Harris, Chair, Director of Sungold Entertainment Corp. Mr. Harris is the President and CEO of TAC International Investment LLC, a private investment company, and the Chairman of the Board and CEO of Town's Edge Properties, Inc., a developer of multiple residential and commercial properties, for over 37 years. Town's Edge is the managing entity for many long time real estate investment general and limited partnerships located primarily in the Midwestern United States.

Art Cowie, B.A., M.Sc., President, Vice Chair, Director of Sungold Entertainment Corp. (Appointed May 17,2003 and subject to ratification by the Sungold Board of Directors). Mr. Cowie has been a career Community Planner as well as a distinguished landscape architect, government affairs consultant and has an extensive public service record including member of the BC Legislature, Alderman for the City of Vancouver, Director of the Pacific National Exhibition, Chairman of Vancouver Board of Parks and Recreation, member of BC and Canadian Institutes of Planning, past President of the BC Society of Landscape Architects and a Fellow of the Canadian Society of Landscape Architects. Art is the designer for the proposed Sungold Hastings Park one-mile racecourse retrofit.

Anne Kennedy, Director, Corporate Secretary of Sungold Entertainment Corp. Ms. Kennedy has over 20 years experience as a Realtor, co-owner of a private insurance firm and as a budget analyst for a major oil company. Ms. Kennedy has been providing regulatory reporting, office management and shareholder communications for Sungold.

Walter Wolff, Director of Sungold Entertainment Corp. Mr. Wolff has owned and operated restaurants, bakeries and food processing facilities for 32 years. European trained Mr. Wolfe has been the Chef for some of the world's most renowned establishments such as the Kempinski Hotel in Berlin, the De Bergues in Geneva, the Queen Elizabeth in Montreal and as the Head Chef for Expo '67 in Montreal, Canada. Walter has served as a director on a number of Canadian public and private companies.

Larry Simpson, Director of Sungold Entertainment Corp., Vice President of North American Standardbred Sales, HBN. Mr. Simpson has 24 years of sales, marketing and public relations experience, in the fields of horseracing, sports, and leisure. Larry has a unique background in both thoroughbred and standardbred horse ownership and syndication. Mr. Simpson has been a successful publisher, manager and writer for many leading thoroughbred and standardbred publications over the past 15 years. Larry's influence within the racing industry has extended to charity work for equine research, lecturing on handicapping, arranging new owner seminars and freelance writing for racing and gaming publications.

Dennis Hedtke, (Appointed Director of Sungold Entertainment Corp. May 28,2003 and subject to confirmation by the Shareholders at this EGM July 28,2003.) Mr. Hedtke is Owner and President of Hedtke, Inc. a Manufacturer's Rep. firm offering engineered products to the mobile off-highway original equipment manufacturing (OEM) market in ten states. Mr. Hedtke is also Founder and CEO of Specialty Fittings, Inc. a manufacturer of non-standard hydraulic fittings and Partner/Owner and CEO of Filtration Products Corporation, a manufacturing company with worldwide sales and distribution of hydraulic filters and accessories.

Melvin Reeves, B.Comm., M.Sc., LLb., Director of Sungold Entertainment Corp. Mr. Reeves has been a member of the Law Society of British Columbia and the Canadian Bar Association for over two decades.

Financing

The following is a summary of Sungold's financing activities between the fiscal year ending August 31, 2002 and May 31, 2003:

Sungold issued 20,250,000 common shares pursuant to private placements and the exercise of share purchase warrants for CAD $1,949,724.

Respectfully Submitted,

SUNGOLD ENTERTAINMENT CORP.

Per:    "Donald Harris"
           Donald R. Harris
           Chairman of the Board

June 27, 2003

This Chairmans' Report contains forward-looking statements regarding future events. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

SUNGOLD ENTERTAINMENT CORP.

INFORMATION CIRCULAR

As at June 20, 2003 and in Canadian dollars except where indicated

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Sungold Entertainment Corp. (the "Company") for use at the Extraordinary General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder or proxyholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) whereupon each shareholder or proxyholder is entitled to one vote for each share held or represented, respectively. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Company. A registered shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the Meeting other than the persons named in the Proxy as proxyholders. To exercise this right, the registered shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another Proxy.

A registered shareholder or intermediary acting on behalf of an unregistered shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll requested or required (for the reason described above) those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a registered shareholder or intermediary acting on behalf of an unregistered shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of an unregistered shareholder or by the registered shareholder or their attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and, in either case, accompanied by a certified directors' resolution authorizing its execution.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company's transfer agent, Computershare Trust Company of Canada of 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions contained in the Proxy. Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

REVOCATION OF PROXIES

A registered shareholder or an intermediary acting on behalf of an unregistered shareholder has the power to revoke a Proxy previously given by them. Revocation can be effected by an instrument in writing (including a Proxy bearing a later date) signed by the intermediary or registered shareholder or their attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered (and, in the case of a corporate shareholder, accompanied by a certified directors' resolution authorizing its execution) to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, V6E 3P3 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, any person who has held such a position since the beginning of the last completed financial year of the Company, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except for Melvin R. Reeves, inasmuch as it is proposed he be removed as a director of the Company, approval of which will be sought at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares. without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders of record on June 20, 2003 will be entitled to vote at the Meeting or any adjournment thereof. There were 74,071,211 common shares issued and outstanding as of that date.

To the knowledge of the directors and senior officers of the Company, only the following person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

		Percentage of
Name	Number of Shares	Outstanding Shares

Kim N. Hart	14,200,000(1)	19.2%

(1) This number is an estimate only. Actual number may vary slightly.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company's last completed financial year (which ended August 31, 2002).

Employment Contracts

All of the Company's employment contracts with its executive officers are verbal. The agreements provide for the remuneration of the executive officer as summarized below in the Compensation Summary. The agreements may be terminated at the election of the executive officer or the Company on reasonable notice. Bonuses and stock options may be paid or granted in the discretion of the Board of Directors.

Pension Plans

The Company does not have any pension plans.

Compensation of Directors

Other than stock options to purchase shares of the Company which are granted to the Company's directors from time to time, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or any of its subsidiaries for their services in their capacities as directors, consultants or experts.

Other Remuneration

During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Company and any of its subsidiaries pursuant to any existing plan or arrangement to its directors and, if they earned more than $100,000 per year, executive officers.

Compensation Summary

The following table discloses the compensation paid by the Company during the previous three financial years to its chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards		Payouts

					Securities	Restricted
				Other	Under	Shares or		All
				Annual	Options/	Restricted		Other
Name &				Comp-	SARs (1)	Share	LTIP	Comp-
Principal		Salary	Bonus	ensation	Granted	Units	Payouts	ensation
Position	Year	($)	($)	($)	(#)	(#)	($)	($)

Kim Hart	2000	Nil	Nil	Nil	400,000	Nil	Nil	$119,000
Former President &	2001	Nil	Nil	Nil	3,559,800	Nil	Nil	$168,000
CEO	2002	Nil	Nil	Nil	2,150,764	Nil	Nil	$168,000

Art Cowie	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President & CEO	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Melvin Reeves	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former COO	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	$152,530	Nil	Nil	Nil	Nil

(1) The Company has not granted any stock appreciation rights ("SARs").

Stock Options

The Company may grant stock options to directors and officers of the Company or a subsidiary, or to employees of a company providing management services to the Company, in consideration of them providing their services to the Company or subsidiary. The number of shares subject to each option is determined by the Company's Board of Directors. The options enable such persons to purchase shares of the Company at a fixed price.

The following table discloses the particulars of options to purchase common shares or SARs granted by the Company during the last financial year to its chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers:

Option/SAR Grants
During the Most Recently Completed Financial Year

				Market Value
		Percentage		of Securities
	Securities	of Total		Underlying
	Under	Options/SARs(1)		Options/
	Options/	Granted to	Exercise	SARs (1)
	SARs (1)	Employees in	or	on the Date of
	Granted	Financial	Base Price	Grant	Expiration
Name	( #)	Year	($/Security)	($/Security)	Date

Kim N. Hart,	400,000(2)	10.8%	US $0.11	US $0.14	Sept. 7, 2006
Former President &	200,000(2)	5.3%	US $0.10	US $0.10	Oct. 19, 2006
CEO	200,000(2)	5.3%	US $0.12	US $0.12	Oct. 23, 2006
	400,000(2)	10.8%	US $0.10	US $0.12	Nov. 19, 2006
	550,764	14.8%	US $0.08	US $0.08	Jan. 4, 2007
	400,000	10.8%	US $0.0725	US $0.0725	Jan. 24, 2007

Art Cowie,	Nil	Not applicable	Not applicable	Not applicable	Not applicable
President & CEO

Melvin Reeves	Nil	Not applicable	Not applicable	Not applicable	Not applicable
Former COO

Totals	2,150,764	55.9%

(1)		The Company has not granted any SARs.
(2)		These options have been exercised prior to the date of this Information Circular.

The following are the particulars of stock options granted since the date of commencement of the Company's last completed financial year:

					Price Range in
					30 Day
		Price			Period
	No. of	per	Date Option Granted		Preceding Date
Optionee	Shares	Share		Expiry Date	of Granting
Kim N. Hart	400,000(1)	US $0.11	September 7, 2001	September 7, 2006	High -$0.18
					Low - $0.09
Anne Kennedy	50,000(1)	US $0.11	September 7, 2001	September 7, 2006	High -$0.18
					Low -$0.09
Kim N. Hart	200,000	US $0.10	October 19, 2001	October 19, 2006	High -$0.12
					Low -$0.07
Michael D. Bennett	100,000	US $0.10	October 22, 2001	October 22, 2006	High -$0.13
					Low -$0.07
Alan Weinrib	100,000	US $0.12	October 23, 2001	October 23, 2006	High -$0.13
					Low -$0.07
Kim N. Hart	200,000(1)	US $0.12	October 23, 2001	October 23, 2006	High -$0.13
					Low -$0.07
Kim N. Hart	400,000(1)	US $0.10	November 23, 2001	November 19, 2006	High -$0.17
					Low -$0.10

Jeff Grant	100,000	US $0.09	December 20, 2001	December 20, 2006	High -$0.13
					Low -$0.08
Anne Kennedy	72,000(1)	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Steve Marette	36,000(1)	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Peter Morgana	36,000(1)	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Walter Wolff	36,000	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Kim N. Hart	550,764	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Donald Harris	108,000	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Michael Bennett	36,000	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Alan Weinrib	36,000	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Jeff Grant	36,000	US $0.08	January 4, 2002	January 4, 2007	High -$0.10
					Low -$0.08
Walter Davidson	136, 000(1)	US $0.08	January 15, 2002	January 15, 2007	High -$0.09
					Low -$0.07
Kim N. Hart	400,000	US $0.0725	January 24, 2002	January 24, 2007	High -$0.09
					Low -$0.07
Walter Davidson	136,000(2)	US $0.23	March 26, 2002	March 26, 2007	High -$0.28
					Low -$0.13
Anne Kennedy	272,000	US $0.20	May 17, 2002	May 17, 2007	High -$0.59
					Low -$0.16
Steven Marette	136,000(2)	US $0.355	April 12, 2002	April 12, 2007	High -$0.38
					Low -$0.17
Peter Morgana	136,000(2)	US $0.365	April 17, 2002	April 17, 2007	High -$0.44
					Low -$0.19
Larry R. Simpson	200,000	US $0.15	October 11, 2002	October 11, 2007	High -$0.20
					Low -$0.11
Robert Zielke	300,000	US $0.15	October 16, 2002	October 16, 2007	High -$0.19
					Low -$0.11
Art Cowie	136,000	US $0.11	January 15, 2003	January 15, 2008	High - $0.12
					Low - $0.06
Melvin Reeves	750,000	$0.10	January 24, 2003	January 24, 2008	High - $0.14
					Low - $0.06
Art Cowie	64,000	$0.05	May 27, 2003	May 27, 2008	High - $0.06
					Low - $0.03

(1) These options have been exercised prior to the date of this Information Circular.
(2) These options have expired prior to the date of this Information Circular.

The following table discloses the particulars of stock options exercised during the last financial year by the Company's chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers:

Aggregated Option/SAR Exercises
During the Most Recently Completed
Financial Year and Financial Year End Option/SAR Values

Value(1) of
Unexercised
			Unexercised	in the Money
			Options/SARs (2)	Options/SARs (2)
			at Financial	at Financial
	Securities	Aggregate	Year End	Year End
	Acquired on	Value(1)	Exercisable/	Exercisable/
Name	Exercise (#)	Realized ($)	Unexercisable (#)	Unexercisable ($)

Kim N. Hart
Former President &	1,200,000	($14,000)	2,150,764	$440,572
CEO

Art Cowie	None	Nil	None	Nil
President & CEO

Melvin R. Reeves	None	Nil	None	Nil
Former COO

(1) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

(2) The Company has not granted any SARs.

Indebtedness of Directors and Officers

None of the directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year however, the Board of Directors takes the position that Mr. Reeves, the former Chief Operating Officer of the Company is indebted to the Company in the amount of $98,333.71 in respect of prepaid compensation which the Board of Directors believes should be repaid to the Company as a result of Mr. Reeves' termination. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

As at the reporting date of this Information Circular there was not any indebtedness of all current and such former directors, officers and employees to the Company and its subsidiaries and to third parties to which the Company or its subsidiaries have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with the purchase of securities of the Company and its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, any proposed nominee for election as a director of the Company, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed below and elsewhere in this Information Circular.

MANAGEMENT CONTRACTS

Management contracts

Pursuant to an agreement dated as of January 2, 2003, Mr. Kim N. Hart ("Hart") DBA Idea Network of Vancouver, British Columbia, V6G 3H7 agreed to supply management services to the Company's wholly owned subsidiary, Horsepower Broadcasting Network Inc. ("Horsepower") at a consulting fee of $7,000 Cdn. per month. Hart is the former President, Chief Executive Officer and a director of the Company. Since the commencement of the Company's last completed financial year a total of $154,000 has been paid or is payable by Horsepower to Hart for such services.

Horsepower also has an agreement with Jeff Grant ("Grant") of Vancouver, British Columbia, pursuant to which Grant agreed to provide internet development services to the Company at a salary of $48,000 per year. Grant is a director of the Company. Since the commencement of the Company's last completed financial year, a total of $88,000 has been paid or is payable by Horsepower to Grant for such services.

The Company's wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") also has an agreement with Larry Simpson ("Simpson") of Georgetown, Ontario, pursuant to which Simpson agreed to provide marketing services to HBN at a salary of $30,000 per year. Simpson is a director of the Company. Since the commencement of the Company's last completed financial year a total of $52,500 has been paid or is payable by HBN to Simpson for such services.

Administration contract

Pursuant to an agreement dated as of July 1, 1998, as amended April 11, 2000, as amended January 2, 2003 between the Company and Anne Kennedy ("Kennedy") of Vancouver, British Columbia, the Company pays $5,000 USD per month to Kennedy in consideration of Kennedy providing regulatory reporting, shareholder communications, office administration and management services to the Company. Kennedy is the Corporate Secretary and a director of the Company. Since the commencement of the Company's last completed financial year a total of $139,000 has been paid or is payable by the Company to Kennedy for such services.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the Company's shareholders is being sought at the Meeting for the following matters.

Continuation into the Federal Jurisdiction

The Company was incorporated on April 7, 1986 under the Company Act (British Columbia). Due to the fact that the Company's business is carried on throughout Canada and not just in British Columbia and in order to give the Company a national rather than a provincial status, the Board of Directors has determined to continue the Company into the federal jurisdiction. Accordingly, shareholder approval for the continuance will be sought at the Meeting. Under the Company Act (British Columbia), the continuance of a corporation into the federal jurisdiction requires the approval of the shareholders of the corporation by a special resolution.

Shareholders should be aware that there are certain differences between the Company Act (British Columbia) and the Canada Business Corporations Act, in particular,

  special resolutions under the Company Act (British Columbia) require a majority of not less than 3/4 of the votes cast whereas the Canada Business Corporations Act requires only a 2/3 majority,

  the oppression remedies (being the right of a shareholder to apply to court for relief on the grounds that the Company is acting or proposes to act in a way that is unfairly prejudicial or oppressive to the shareholder) under the Canada Business Corporations Act are substantially broader than those under the Company Act (British Columbia), under the Canada Business Corporations Act the right of a person bringing a derivative action (being the person's right to commence legal action in the name of and on behalf of the Company, with the permission of the court, to enforce an obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such an obligation) is broader than that contained in the Company Act (British Columbia), under the Canada Business Corporations Act a director or officer or former director or officer of a corporation has the right to be indemnified against expenses reasonably incurred by him in a legal proceeding to which he is made a party by reason of being or having been a director or officer if he acted honestly and in good faith with a view to the best interests of the Company whereas under the Company Act (British Columbia) the party seeking indemnification must first obtain court approval and must have been substantially successful on the merits of their defense of the action or proceeding, under the Canada Business Corporations Act all meetings of shareholders must be held anywhere in Canada whereas under the Company Act (British Columbia) such meetings must be held in British Columbia unless the Registrar of Companies otherwise consents.

  under the Canada Business Corporations Act an individual is not disqualified from acting as a director or officer unless they are less than eighteen years of age, of unsound mind, or bankrupt whereas under the Company Act (British Columbia) a person may also be disqualified because they have been convicted of certain offences or had their registration cancelled under certain legislation. Accordingly, Kim Hart, the former President and director of the Company, who has been found by an order of the Supreme Court of British Columbia to be disqualified from acting as a director or officer would not be disqualified from acting as a director or officer under the Canada Business Corporations Act.

The foregoing summary is not intended to be exhaustive and shareholders should consult their legal advisers regarding particular differences between the two jurisdictions which may be of particular interest to them.

Pursuant to the Company Act (British Columbia), a shareholder has the right to dissent with respect to the special resolution respecting the continuance of the Company into the federal jurisdiction. To exercise the right of dissent a shareholder must give notice of this dissent by registered mail addressed to the Company at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, on or before 10:00 am on July 26, 2003.

If the special resolution is passed, the Company shall give any dissenting shareholders notice of the Company's intention to act on the special resolution. On receiving a notice of intention to act, a dissenting shareholder is entitled to require the Company to purchase all their shares in respect of which the notice of dissent was given at the fair value thereof as of the day before the date on which the resolution is passed. The dissenting shareholder must exercise this right by delivering to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, within 14 days after the Company gives the notice of intention to act, a notice that the shareholder requires the Company to purchase all their shares with respect to which the shareholder is dissenting and delivering the share certificates representing such shares to the Company whereupon the shareholder is bound to sell such shares to the Company and the Company is bound to purchase them. A dissenting shareholder may apply to the Supreme Court of British Columbia for a determination of the price and terms of such purchase and sale.

In view of the strict requirements of the Company Act (British Columbia) relating to the rights and obligations of dissenting shareholders, shareholders should seek their own legal counsel concerning any consequences which may result from the filing of a notice of dissent or concerning the procedures to be followed to exercise such rights.

Since the Board of Directors may not wish to proceed with the continuance of the Company into the federal jurisdiction if shareholders holding a significant number of shares exercise their right of dissent thereby possibly seriously impairing the Company's financial resources the Board of Directors is also seeking the shareholders' approval to not proceed with the continuance if, in the directors' sole discretion, they determine it not to be in the Company's best interests.

Increase in Authorized Capital

Presently the Company's authorized capital consists of 100,000,000 common shares without par value of which 74,071,211 shares are issued. In connection with the continuation of the Company to the Canadian Federal jurisdiction, and in order to ensure that there are sufficient shares reserved for future issuances the Board of Directors proposes to increase the authorized capital to an unlimited number of common shares without par value.

Change of Name

In connection with the continuation of the Company to the Canadian Federal jurisdiction, the Board of Directors of the Company wish to change the Company's name to "Sungold International Holdings Corp.". If that name is not acceptable to the Corporations Directorate of Industry Canada, the Board wishes to be authorized to choose, without further approval of the shareholders, such other name as is acceptable.

Removal of Melvin R. Reeves as a Director of the Company

The Board of Directors of the Company believe it is in the best interest of the Company to remove Melvin R. Reeves as a director of the Company. Mr. Reeves has been involved in litigation with the Company which led to an order of the Supreme Court of British Columbia that the Company's former President and Director, Kim Hart, is disqualified from acting as a director of the Company. Mr. Reeves is also threatening litigation against the Company in connection with the termination of his consulting contract with the Company's subsidiary Horsepower Broadcasting Network (HBN) International Ltd. The Board of Directors are of the view that in the circumstances, it is detrimental to the ongoing business of the Company to have to include Mr. Reeves in meetings of the directors of the Company. Accordingly, the shareholders of the Company will be asked to pass a resolution removing Mr. Reeves as a director.

Under the Company Act (British Columbia) removal of a director between Annual General Meetings requires authorization by shareholders by way of a special resolution.

Dividend

The Board of Directors of the Company are of the opinion that it would be appropriate to pay a stock dividend to the shareholders of the Company on the basis of one common share for each 20 common shares held. The Board of Directors believe the dividend to be appropriate to reward the shareholders for their support of the Company however, approval of the shareholders is being sought although not legally required in order to confirm that the payment of the dividend is acceptable to the shareholders. The dividend will be paid to shareholders as of a record date to be set by the directors.

Authorization for Directors to Sell up to 25% of
Horsepower Broadcasting Network (HBN) International Ltd.

Management has been approached by third parties interested in purchasing a minority position in the Company's wholly owned subsidiary HBN. Management believes it may be advantageous for the subsidiary to have a senior investor partner and seeks shareholder approval to consider offers. While the value in the future may be substantially enhanced by proven operations, management feels that majority control can ensure protection of the shareholders interest as the Company would remain operator with 75% control. Consequently, the Company wishes to sell this minority interest and therefore seeks shareholder approval.

Shareholders' Right of Dissent

Pursuant to the Company Act (British Columbia), a shareholder has the right to dissent with respect to the special resolution to approve the continuation of the Company into the federal jurisdiction. . To exercise the right of dissent a shareholder must give notice of this dissent by registered mail addressed to the Company at 500 Park Place, 666 Burrard Street Vancouver, BC, Canada V6C 3P6, on or before June 26, 2003.

If the special resolution is passed, the Company shall give any dissenting shareholders notice of the Company's intention to act on the special resolution. On receiving a notice of intention to act, a dissenting shareholder is entitled to require the Company to purchase all their shares in respect of which the notice of dissent was given at the fair value thereof as of the day before the date on which the resolution is passed. The dissenting shareholder must exercise this right by delivering to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, within 14 days after the Company gives the notice of intention to act, a notice that the shareholder requires the Company to purchase all their shares with respect to which the shareholder is dissenting and delivering the share certificates representing such shares to the Company whereupon the shareholder is bound to sell such shares to the Company and the Company is bound to purchase them. A dissenting shareholder may apply to the Supreme Court of British Columbia for a determination of the price and terms of such purchase and sale.

In view of the strict requirements of the Company Act (British Columbia) relating to the rights and obligations of dissenting shareholders, shareholders should seek their own legal counsel concerning any consequences which may result from the filing of a notice of dissent or concerning the procedures to be followed to exercise such rights.

Since the Board of Directors may not wish to proceed with the continuation of the Company if shareholders holding a significant number of shares exercise their right of dissent thereby possibly seriously impairing the Company's financial resources the Board of Directors is also seeking the shareholders' approval to not proceed with the continuation if, in the directors' sole discretion, they determine it not to be in the Company's best interests.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia this 20th day of June, 2003

ON BEHALF OF THE BOARD OF DIRECTORS

/signed/Donald R. Harris

Donald R. Harris
Chairman

FORM 11
ARTICLES OF CONTINUANCE
Canada Business
Corporations Act	(Section 187)

1 -	Name of the Corporation

SUNGOLD INTERNATIONAL HOLDINGS CORP.

2 -	The Province or Territory in Canada where the registered office is to be situated

BRITISH COLUMBIA

3 -	The classes and any maximum number of shares that the Corporation is authorized to issue

COMMON SHARES - UNLIMITED, NO PAR VALUE

CLASS "A" PREFERENCE SHARES, 100,000,000, NO PAR VALUE, HAVING THE RIGHTS
AND RESTRICTIONS SET OUT IN SCHEDULE A ATTACHED HERETO

CLASS "B" PREFERENCE SHARES, 100,000,000, NO PAR VALUE, HAVING THE RIGHTS
AND RESTRICTIONS SET OUT IN SCHEDULE A ATTACHED HERETO

4 -	Restrictions, if any, on share transfers

NONE

5 -	Number (of minimum and maximum number) of directors

MINIMUM FIVE, MAXIMUM NINE

6 -	Restrictions, if any, on business the Corporation may carry on

NONE

7 -	(1) If change of name effected, previous name

SUNGOLD ENTERTAINMENT CORP.

(2) Details of incorporation

Incorporated pursuant to the British Columbia Company Act on APRIL 7, 1986

8 -	Other provisions, if any:

NONE

Date	Signature	Capacity of

FOR DEPARTMENTAL USE ONLY	Printed Name
Corporation No.

SCHEDULE A

SPECIAL RIGHTS AND RESTRICTIONS

The Class "A" Preference shares and the Class "B" Preference shares of the Corporation shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

  The directors may issue Class "A" Preference shares in one or more series;

  The directors may alter by resolution the Articles of the Corporation to fix the number of shares in, and to determine the designation of the shares of, each series of Class "A" Preference shares, by resolution;

  The directors may alter by resolution the Articles of the Corporation to create, define and attach special rights and restrictions to the shares of each series of Class "A" Preference shares, subject to the special rights and restrictions attached to the Class "A" Preference shares by this Part;

  Where shares of one or more series of Class "A" Preference shares are entitled to cumulative dividends, and where cumulative dividends in respect of a series of Class "A" Preference shares are not paid in full, the shares of all series of Class "A" Preference shares entitled to cumulative dividends shall participate rateably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full;

  Where amounts payable on a winding-up, or on the occurrence of any other event as a result of which the holders of the shares of all series of Class "A" Preference shares are then entitled to return of capital, are not paid in full, the shares of all series of Class "A" Preference shares shall participate rateably in a return of capital in respect of Class "A" Preference shares in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

  No special rights or restrictions attached to a series of Class "A" Preference shares shall confer on the series priority over another series of Class "A" Preference shares then outstanding respecting:

  dividends, or

  return of capital:
  on winding-up, or

  on the occurrence of another event that would result in the holders of all series of Class "A" Preference shares being entitled to a return of capital;

  A directors' resolution pursuant to paragraphs (a), (b) or (c) may only be passed prior to the issue of shares of the series to which the resolution relates, and after the issue of shares of that series, the number of shares in, the designation of and the special rights and restrictions attached to, that series may be added to, altered, varied or abrogated only pursuant to Sections 27(2) and 27(3) of the Canada Business Corporations Act, as the case may be;

  Except as expressly provided in the special rights, or restrictions which the directors may create, define or attach to any series of Class "A" Preference shares, shares of a series of Class "A" Preference shares shall not confer on the holders thereof any right to notice of or to be present or to vote, either in person or by proxy, at any general meeting other than a separate meeting of the holders of the Class "A" Preference shares, or of the holders of shares of a series of the Class "A" Preference shares, as the case may be;

  All of the provisions of this Part with respect to the Class "A" Preference shares shall apply, mutatis mutandis, to the Class "B" Preference shares, as if set out here in full;

  Except as expressly provided in the special rights or restrictions which the directors may create, define or attach to any series of Class "A" Preference shares or Class "B" Preference shares, the directors may declare dividends with respect to the common shares only or with respect to any series of Class "A" Preference shares only or with respect to any series of Class "B" Preference shares only or with respect to any combination of two or more such classes or series of classes only.

Except as hereinafter provided, in the event of the liquidation, dissolution or winding-up of the Corporation or any distribution of its assets for the purpose of winding-up its affairs, after the payment of dividends declared but unpaid, the holders of the Class "A" Preference shares and the Class "B" Preference shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide, and in the absence of any express provision with respect thereto the amount of capital paid up in respect thereof per share for each Class "A" Preference share and each Class "B" Preference share held by them, out of the assets of the Corporation in preference to and with priority over any payment or distribution of any capital asset or monies among the holders of any common shares of the Corporation, and after payment to the holders of the Class "A" Preference shares and Class "B" Preference shares of the amount so payable to them they shall not be entitled to share in any other distribution of the property or assets of the Corporation. The foregoing provisions shall apply to all Class "A" Preference shares and Class "B" Preference shares, except as expressly provided in the special rights and restrictions which the directors may create, define or attach to any series of Class "A" Preference shares or Class "B" Preference shares.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business affairs of SUNGOLD INTERNATIONAL HOLDINGS CORP. (the "Corporation").

BE IT ENACTED, and it is hereby enacted, as a by-law of the Corporation as follows:

SECTION ONE

INTERPRETATION

1.01         Definitions

        (1)   In the by-laws:
(a)	"Act" means the Canada Business Corporations Act, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefore in the new statute or statutes;

(b)	"appoint" includes "elect" and vice versa;

(c)	"articles" means the articles of incorporation, amalgamation or continuance of the Corporation as the case may be, as from time to time amended or restated;

(d)	"board" means the board of directors of the Corporation;

(e)	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(f)	"Director" means the Director appointed pursuant to the Act;

(g)	"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

(h)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(i)	"ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution;

(j)	"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

(k)	"Regulations" means the regulations enacted under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

(l)	"signing officer" means, in relation to any instrument, any person authorized, under this by-law or by a resolution passed pursuant thereto, to sign the same on behalf of the Corporation;

(m)	"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(n)	"special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution;

(o)	"unanimous shareholder agreement" means a written agreement among all the shareholders of the Corporation, or among all such shareholders and a person who is not a shareholder, that restricts, in whole or in part, the powers of the directors to manage the business and affairs of the Corporation, as from time to time amended;

(2)         Except as aforesaid, words and expressions defined in the Act have the same meanings when used herein.

(3)         Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01         Registered Office

                The registered office of the Corporation shall be in such city in Canada and at such location therein as the board may from time to time determine.

2.02         Financial Year

                The financial year of the Corporation shall end on such date in each year as the directors may from time to time determine.

2.03         Corporate Seal

(1) The Corporation may have one or more different corporate seals, which seals may be adopted or changed from time to time by the board, on which the name of the Corporation appears in one or more of the language forms set out in the articles.

(2) The board may provide for use in any other province, state or country an official seal which shall be a reproduction of the corporate seal of the Corporation, with the addition on its face of the name of the province, state or country where it is to be used.

(3) The board shall provide for the safe custody of the corporate seal of the Corporation which shall not be impressed on any instrument except when such impression is attested by the signatures of:
(a)	the President, Secretary or Assistant Secretary, if any, for the purpose of certifying under the seal of the Corporation copies of extracts from the articles or by-laws, minutes of meetings or resolutions of the members of the board or committees of the board or any instrument executed or issued by the Corporation;

(b)	such one or more directors or officers or other persons as are prescribed by resolution of the board and that a general resolution directing the use of the seal may at any time be passed by the board and shall apply to the use of the seal until countermanded by another resolution of the board of the Corporation;

(c)	if there if only one director of the Corporation, the President or that director, alone;

(d)	any two directors;

provided that no instrument shall be invalid merely because the corporate seal is not affixed thereto.

2.04         Execution of Instruments

(1)           Instruments requiring the signatures of the Corporation may be signed by any two directors; if there is only one director of the Corporation, the President or that director, alone; the President, any Vice-President, or the Secretary; or such other person or persons as the board may from time to time appoint; and all other instruments so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers, or any person or persons, on behalf of the Corporation either to sign instruments generally or to sign specific instruments.

(2)            The signature of any officer or director of the Corporation may, if authorized by the board, be printed, lithographed, engraved or otherwise reproduced upon any instrument or document to be signed, executed or issued by the Corporation or by any such officer or director; and any instrument on which the signature of any such person is so reproduced by authorization of the board shall be as valid to all intents and purposes as if it had been signed manually by such person, and notwithstanding that the person whose signature is so reproduced is deceased or has ceased to hold office at the date of the execution, delivery or issue of such document.

(3)            The term "instrument" as used herein shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases and receipts and discharges for the payment of money or other obligations, certificates of the Corporation's shares, share warrants of the Corporation, bonds, debentures and other debt obligations of the Corporation, and all paper writings.

2.05            Disposition, Exchange and Conversion of Securities

                  In particular, without limiting the generality of the foregoing section, the President alone, or any two of a Vice-President, the Secretary, the Treasurer or a director, or any two directors shall have authority to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

2.06             Voting Rights in Other Bodies Corporate

  All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board of directors of the Corporation shall from time to time determine.

  The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07             Banking Arrangements

                   The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate, persons or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.08             Creation and Consolidation of Divisions

                   The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

2.09             Name of Division

                   Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods and services issued or made by or on behalf of the Corporation.

2.10             Officers of Division

                   From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION THREE

BORROWING AND SECURITIES

3.01         Borrowing Power

                Subject to the provisions of any unanimous shareholders' agreement and of the articles, the board may from time to time at its discretion, borrow any sum or sums of money or incur indebtedness for the purposes of the Corporation and may raise or secure the payment of such indebtedness or the repayment of any such sum or sums in such manner and upon such terms and conditions in all respects as the board thinks fit, and in particular, and without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:
(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge bonds, debentures or debenture stock, any mortgage, notes or other evidences of indebtedness or obligation or guarantee of the Corporation, whether secured or unsecured;

(c)	give a guarantee to secure the performance of any present or future indebtedness, liability or obligation of any person; and

(d)	charge (whether specific or floating), mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02         Assignment of Debentures and Bonds

               Debentures, debenture stock, bonds or other securities may be made assignable free from any equities between the Corporation and the person to whom the same may be issued, and any other person who shall lawfully acquire the same by assignment, purchase or otherwise howsoever.

3.03         Issuance of Securities and Special Rights Thereon

               Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into shares, attending and voting at a general meeting of the Corporation, appointment of directors and otherwise as the board may determine at or prior to the time of issuance.

3.04         Securities Register

               The Corporation shall keep or cause to be kept in accordance with the Act a securities register in which it records the securities issued by it in registered form, and subject to the provisions of the Act may keep or cause to be kept one or more branch registers of the holders of its securities as the board may from time to time determine and the board may by resolution, regulation or otherwise make such provisions as it thinks fit respecting the keeping of branch registers.

3.05         Execution of Securities

               Every bond, debenture or other security of the Corporation shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other security appointed by the Corporation or under any instrument under which the bond, debenture or other security is issued and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a bond, debenture or other security so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other security to hold at the date of the issue thereof.

3.06         Indemnity of Persons for Corporation's Securities

               If the directors or any of them or any other persons shall become personally liable for the payment of any sum primarily due from the Corporation, the directors may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Corporation by way of indemnity to secure the directors or persons so becoming liable as aforesaid from any loss in respect of such liability.

3.07         Delegation

               The Board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by this section or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

SECTION FOUR

DIRECTORS

4.01         Number of Directors

              The Board shall consist of such number or of not fewer than the minimum number and not more than the maximum number of directors as set out in the articles but if the Corporation's securities have been distributed to the public there shall be not less than three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

4.02         Qualification

  No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt.

  A director need not be a shareholder of the Corporation.

4.03         Election and Term

  The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.

  The number of directors to be elected at any such meeting shall, if a maximum and minimum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number.

  The election shall be by resolution.

  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04        Removal of Directors

              Subject to the provisions of the Act, the shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors. Any person appointed a director of the Corporation to fill the vacancy created upon the removal of a director shall hold office only for the remaining part of the term of directorship of the director in whose place he is appointed would have held the office if he had not been removed.

4.05         Vacation of Office

                The directorship of a director shall cease when:
(a)	he dies;

(b)	he is removed from office by the shareholders;

(c)	he ceases to be qualified for election as a director; or

(d)	his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06         Vacancies

               Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.07         Action by the Board

  Subject to the Act and any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as the Corporation may exercise and do and which are not by the Act or any unanimous shareholder agreement or otherwise lawfully directed or required to be exercised or done by the Corporation in general meeting, but subject nevertheless, to the provisions of all laws affecting the Corporation and of the articles, these by-laws, any unanimous shareholder agreement and to any by-laws made from time to time; but no by-laws made by the Corporation or any unanimous shareholder agreement shall invalidate any prior act of the board that would have been valid if such by-law had not been passed or such agreement not made.

  The powers of the board may be exercised by a meeting at which the quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board.

  Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. If and so long as the number of directors holding office is reduced below the number fixed by or pursuant to these by-laws as the quorum of directors, the continuing director or directors may act for the purpose of increasing the number of directors to that number or of summoning a general meeting of the Corporation, but for no other purpose. Where the Corporation has only one director, that director may constitute a meeting.

4.08         Quorum and Canadian Majority at Meetings

  The quorum for the transaction of business at any meeting of the Board may be fixed by the Board from time to time and unless so fixed, shall be a majority of the directors then in office. Any alternate director shall be counted in a quorum at a meeting of which his appointer is absent.

  Except as permitted by Section 114(3) of the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless a majority of the directors present are resident Canadians, except where:
(a)	a resident Canadian director who is unable to be present approved in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)	a majority of resident Canadians would have been present had that director been present at the meeting.

4.09         Meeting by Telephone

                If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting and shall be counted in the quorum therefor and shall be entitled to speak and vote thereat. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10         Place of Meetings

               Meetings of the board may be held at any place in or outside Canada.

4.11         Calling of Meetings

              Meetings of the board shall be held from time to time at such time and at such place as the board, the Chairman of the Board, the President or any two directors may determine, and the board may adjourn meetings and otherwise regulate its meetings and proceedings as it sees fit.

4.12         Notice of Meeting

  Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held.

  Notice may be given orally, personally or by telephone, or in writing personally or by delivery through the post or by telecopier, or any other means of communication in common usage. When written notice of a meeting is given to a director, it shall be addressed to him at his registered address.

  Where the board has established a fixed time and place for the holding of its meetings, no notice of meetings to be held at such fixed time and place need be given to any director.

  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:
(a)	submit to the shareholders any question or matter requiring approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	issue securities;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	pay a commission for the sale of shares;

(g)	approve a management proxy circular;

(h)	approve a take-over bid circular or directors' circular,

(i)	approve any annual financial statements; or

(j)	adopt, amend or repeal by-laws.

  A director entitled to notice of any directors' meetings may in any manner waive or reduce the period of notice of or otherwise consent to a meeting of the board, and may give such waiver before, during or after the meeting.

  Any director of the Corporation who may be absent temporarily from the province in which the registered office of the Corporation is maintained may file at the registered office of the Corporation a waiver of notice, which may be by letter, telegram, telex or cable, of meetings of the board or any committees thereof and may, at any time, withdraw the waiver and until the waiver is withdrawn, no notice of meetings shall be sent to that director; and any and all meetings of the board or any committee thereof, notice of which has not been given to that director, shall, provided a quorum of the directors is present, be valid and effective.

4.13         First Meeting of New Board

              Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14         Adjourned Meeting

               Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15         Regular Meetings

               The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16         Chairman

               The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: Chairman of the Board, President or a Vice-President. If no such officer is present within 15 minutes after the time appointed for holding the meeting, the directors present shall choose one of their number to be chairman of the meeting.

4.17         Votes to Govern

               At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.18         Conflict of Interest

  A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution considered by the board to approve the same except as provided by the Act.

  An interested director is to be counted in a quorum at a meeting of directors or committee of directors notwithstanding his interest.

  A director of the Corporation may be or become a director or other officer of, or otherwise interested in, any company promoted by the Corporation or in which the Corporation may be interested, as a member or otherwise, and subject to the provisions of the Act and these by-laws, no such director shall be accountable to the Corporation for any remuneration or other benefit received by him as a director or officer of, or from his interest in, such other company unless the Corporation otherwise directs.

  A director may hold any other office or place of profit in the Corporation in conjunction with his office of director (other than auditor) for such period and on such terms, as to remuneration and otherwise, as the board may determine and no director or intending director shall be disqualified by his office from contracting with the Corporation either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or arrangement entered into by or on behalf of the Corporation in which otherwise, nor shall any such contract, or any contract or any director is in any way interested, be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relation thereby established, subject at all times to the provisions of the Act.

  Any director may act by himself or his firm in a professional capacity for the Corporation, and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

4.19         Remuneration and Expenses

  Subject to the articles or any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board, any committee thereof or of the shareholders of the Corporation or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

  The directors on behalf of the Corporation may pay a gratuity or pension or allowance on retirement to any director who has held any other salaried office or place of profit with the Corporation or to his widow or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance, subject at all times to the provisions of the Act.

4.20         Alternate Directors

  A director (the "appointor") may appoint as his alternate any person who is not disqualified to be a director, and an alternate need not hold any shares of the Corporation.

  An appointment of an alternate shall not be effective until an instrument in writing declaring the appointment and signed by the appointor is delivered to the registered office of the Corporation.

  An appointor may revoke an appointment of his alternate by notice in writing, by cable, telegram or other writing, delivered to the Corporation.

  The appointment of an alternate terminates if his appointor ceases to be a director or if the alternate director sustains any of the disabilities referred to in the Act.

  The Corporation is not obligated to remunerate any alternate or to reimburse an alternate for any expense incurred in carrying out his function.

  An alternate shall be entitled to notice of meetings of the board or any committee of which the appointor is a member, and in the absence from any meeting of the appointor, to attend, speak, act and vote thereat as a director, and may sign or concur in resolutions.

  A director or other person may act as alternate for more than one director and at any meeting of the board or any committee of which the appointor is a member, shall be counted as one director in determining the quorum and be entitled to cast one vote for each director for whom he is the alternate, in addition to being counted and voting as a director in his own right.

4.21         Attorney of Corporation

               The directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Corporation for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these Articles, and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

4.22         No Irregularity

               All acts done by the board, or a committee of the board, or by any person acting as a director or officer of the Corporation shall notwithstanding that it is afterwards discovered that there was some irregularity in his election or appointment, or a defect in his qualification, be as valid as if every such person were qualified and had been duly appointed.

4.23         Resolutions

  No resolution proposed at a meeting of the board or at a meeting of a committee of the board need be seconded and the chairman of any meeting shall be entitled to move or propose a resolution.

  A resolution in writing, signed by each director or his alternate, or if there is only one director, by that one director, shall be as valid and effectual as if it had been passed at a meeting of the board or any committee thereof duly convened and held.

  A resolution in writing may be in one or more counterparts each of which may be signed by one or more directors or alternates, and which together shall be deemed to constitute a resolution in writing.

4.24         Committee of Directors

  The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. A majority of the members of such committee shall be resident Canadians except where permitted by Section 115(2) of the Act.

  The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held in any manner provided in this by-law for meeting of the board and may be held at any place in or outside of Canada.

  The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

  Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.25         Audit Committee

               If the Corporation's securities have been distributed to the public the board shall elect an audit committee annually from among its members to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

SECTION FIVE

SUBMISSION OF CONTRACTS
OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

5.01         The board in its discretion may submit any contract, act or transaction for approval or ratification at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and, subject to the Act, any such contract, act or transaction that shall be approved or ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

SECTION SIX

OFFICERS

6.01         Appointment

               Subject to any unanimous shareholder agreement, the board may from time to time appoint a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function) a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Other than the Chairman of the Board, an officer may but need not be a director and one person may hold more than one office.

6.02         Chairman of the Board

               The board may from time to time also appoint a Chairman of the Board who shall be a director. If appointed the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the Managing Director or to the President, and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

6.03         President

               The President shall be the Chief Executive Officer and Chief Operating Officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation and such other powers and duties as the board may specify.

6.04         Vice-President

                A Vice-President shall have such powers and duties as the board or the Chief Executive Officer may specify.

6.05         Secretary

               The Secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other office or agent has been appointed for that purpose, and he shall have such other powers and duties as the board or the Chief Executive Officer may specify.

6.06         Treasurer

              The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the Chief Executive Officer may specify.

6.07         Powers and Duties of Other Officers

               The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.08         Variation of Powers and Duties

               The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.09         Term of Office

               The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation.

6.10         Terms of Employment and Remuneration

               The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.11         Conflict of Interest

               An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with the provisions of this by-law.

6.12         Agents and Attorneys

               The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

6.13         Fidelity Bonds

               The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01         Limitation of Liability

               Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the money, securities, or effects of the Corporation shall be deposited, or for any loss conversion, misapplication, misappropriation of or any damage resulting from any dealings with any money, securities or assets belonging to the Corporation occasioned by any error of judgment or oversight on his part, or for any other loss, execution of the duties of his office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02         Indemnity of Directors and Officers

               Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:
(a)	he acted honestly and in good faith with a view to the best interests of the
Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

                   The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

7.04             Indemnity of Employees and Agents

                   The Corporation shall indemnify any person other than a director or officer in respect of any loss, damage, cost or expense whatsoever incurred by him while acting as an employee or agent for the Corporation unless such loss, damage, cost or expense shall arise out of failure to comply with instructions, wilful act or default or fraud by such person in any of which events the Corporation shall only indemnify such person if the board, in its absolute discretion, so decides or the Corporation by ordinary resolution so directs.

7.05             Indemnity of Secretary

                  In addition to the foregoing, the Corporation shall indemnify the Secretary or an Assistant Secretary of the Corporation (if he shall not be a full time employee of the Corporation and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Act or this by-law, shall, on being appointed, be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

7.06             Indemnity not Exclusive

  The indemnification provided by this by-law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any valid and lawful agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such person.

  The indemnification provided by this by-law shall not be exclusive of any powers, rights, agreement or undertakings which may be legally permissible or authorized by or under any applicable law.

  Notwithstanding any other provisions set forth in this by-law, the indemnification authorized by these by-laws shall be applicable only to the extent that any such indemnification shall not duplicate indemnity or reimbursement which that person has received or shall receive otherwise than pursuant to this by-law.

7.07             Other Indemnities

                  The board is authorized from time to time to cause the Corporation to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Corporation or any corporation controlled by it.

7.08             Reliance Upon Experts

                  Directors may rely upon financial statements represented by an officer of the Corporation in a written report of the auditor of the Corporation fairly to reflect the financial condition of the Corporation; and may rely upon a report of a lawyer, accountant, engineer, geologist, appraiser or other person whose profession lends credibility to a statement made by him. A director shall not be responsible or held liable for any loss or damage resulting from acting in good faith upon any such statement or report.

SECTION EIGHT

SHARES

8.01         Allotment and Issuance

  Subject to the articles and any unanimous shareholders' agreement, the board may from time to time allot or grant options, warrants or rights to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine but:
(a)	no share shall be issued until it is fully paid as provided by the Act; and

(b)	if the articles so provide, no shares of a class shall be issued unless the shares have first been offered to the shareholders holding shares of that class, and those shareholders have a preemptive right to acquire the offered shares in proportion to their holdings of the shares of that class, at such price and on such terms as those shares are to be offered to others.

  Shareholders shall not have any preemptive right in respect of shares to be issued:
(a)	for a consideration other than money;

(b)	as a share dividend; or

(c)	pursuant to the exercise of conversion privileges, options or rights previously granted by the Corporation.

8.02         Commission

              The board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03         Registration of Transfers

               Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement, which complies with the Act, made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in this section.

8.04         Transfer Agents and Registrars

               The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05         Lien for Indebtedness

               If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.06         Non-Recognition of Trusts

              Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07         Share Certificate

               Each holder of one or more shares of the Corporation shall be entitled, at his option to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with the provisions of this by-law and need not be under the corporate seal but, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.08         Replacement of Share Certificates

               The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on such terms as to indemnity and reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09         Joint Shareholders

               If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Joint holders shall be required to provide one address only which may be the recorded address of all such joint holders. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10         Deceased Shareholders

              In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE

DIVIDENDS AND RIGHTS

9.01         Dividends

  Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation, and to fix the date of record therefor and the time for payment thereof.

  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or if paid-up shares, bonds, debentures or debenture stock of the Corporation, or in any one or more of such ways, and where any difficulty arises in regard to the distribution, the board may settle the same as it thinks expedient, and in particular may fix the value for distribution of specific assets, and may determine that cash payments shall be made to a shareholder upon the footing of the value so fixed or in lieu of fractional shares, bonds, debentures or debenture stock, in order to adjust the rights of all parties, and may vest any such specific assets in trustees upon such trusts, for the person entitled as may seem expedient to the board.

  Dividends may be declared to be payable out of the retained earnings, profits or other income of the Corporation in respect of any period or out of any surplus of the Corporation whether created on the issuance or exchange or conversion of shares or securities of the Corporation, or as otherwise permitted by law. The Corporation may retain any dividend or other monies payable on or in respect of a share on which the Corporation has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

  If shares of the Corporation are issued in payment of a dividend, the value of the dividend stated as an amount in money shall be added to the stated capital account maintained or to be maintained for the shares of the class or series issued in payment of the dividend.

  No dividend shall bear interest against the Corporation.

  Should any dividend result in any shareholder being entitled to a fractional part of a share of the Corporation, the board shall have the right to pay such shareholder in lieu of that fractional share, the cash equivalent thereof, calculated on the stated capital thereof, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the shareholders with respect thereto on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those shareholders of the Corporation.

  If any share is issued on terms providing that it shall rank for dividends as and from a particular date, such share shall rank for dividend accordingly.

  The board may deduct from any dividend payable to any shareholders, all sums of money, if any, then payable by such shareholder to the Corporation.

9.02         Dividend Cheques

               A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold in respect of such dividend.

9.03         Non-Receipt of Cheques

              In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04         Record Date for Dividends and Rights

               The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 10 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05         Unclaimed Dividends

                Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN

MEETING OF SHAREHOLDERS

10.01         Annual Meetings

                The annual meeting of shareholders shall be held at such time in each year and at such place as the board, the Chairman of the Board or the President may, subject to this section, determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

10.02         Special Meetings

                 The board, the Chairman of the Board, or the President shall have power to call a special meeting of shareholders at any time.

10.03         Place of Meetings

                 Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

10.04         Notice of Meetings

                Notice of the time and place of each meeting of shareholders shall be given not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05         List of Shareholders Entitled to Notice

                For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed, the shareholders listed shall be those registered at the close of business on such record date. If a record date is not fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at the meeting shall be deemed to be a list of shareholders.

10.06         Record Date for Notice

                The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than seven days before the record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.07         Meetings Without Notice

  A meeting of shareholders may be held without notice at any time and place permitted by the Act if:
(a)	all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)	the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held,

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

  At a meeting held without notice any business may be transacted which the Corporation at the meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08         Chairman, Secretary and Scrutineers

                The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: Chairman of the Board, President or a Vice-President. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the Chairman shall appoint some person, who need not be a shareholder, to act as Secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the Chairman with the consent of the meeting.

10.09         Persons Entitled to be Present

                The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10         Quorum

                A quorum for the transaction of business at any meeting of shareholders shall be one member present in person or by proxy holding not less than one-third of the issued and outstanding voting shares of the Corporation. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting. If a quorum is not present at the opening of any meeting of shareholders, the meeting will be adjourned to the same time of the adjourned meeting on the day seven days following the date of the meeting at which meeting the quorum for the transaction of business shall be reduced to one member present in person or by proxy holding at least one voting share.

10.11         Right to Vote

                Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list of shareholders entitled to receive notice of the meeting, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that, where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares of the meeting. At any meeting of shareholders for which the Corporation has not prepared the list of shareholders entitled to notice, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12         Proxies

  Every shareholder is entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. A proxy signed by or on behalf of a corporation need not be under seal.

  If the shareholder is a body corporate or association it may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and that individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by the deposit with the Corporation of a certified copy of the resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder. The proxy shall be signed on behalf of the corporation by its duly authorized officer or officers.

10.13        Time for Deposit of Proxies

                The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14         Joint Shareholders

                If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.15         Votes to Govern

                At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16         Show of Hands

                Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17         Ballots

                On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18         Adjournment

                The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as required by this by-law for an original meeting.

10.19         Resolution in Writing

                A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholder is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

10.20         Only One Shareholder

                Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION ELEVEN

DOCUMENTS, RECORDS, ACCOUNTING

11.01         Documents and Records

  The board shall cause minutes to be duly entered in the books provided for the purposes of recording:
(a)	all appointments of officers;

(b)	the names of the directors or their alternates or substitutes present at each meeting of directors and of any committee of directors;

(c)	all orders made by the directors or committee of directors; and

(d)	all resolutions and proceedings of general meetings of the Corporation and all meetings of the board and of committees of directors, and any such minutes as aforesaid, if purporting to be signed by the chairman of such meeting or by the chairman of the next succeeding meeting shall be receivable as prima facie evidence of the matters stated in such minutes.

  The board shall cause the Corporation to keep at its registered office or at such other place as the Act may permit or require, the documents, copy documents, registers, minutes and records which the Corporation is required by the Act to keep at its registered office or at such other place, and appoint such agent or agents to keep such records and enter into such agreements and pay such remuneration or fee to such agents as the directors shall, from time to time, determine.

11.02         Accounts

  The board shall cause records and books of accounts to be kept as necessary to record properly the financial affairs and condition of the Corporation and to comply with the provisions of the Act.

  The board may, subject to the provisions of the Act, determine whether and to what extent, and at what times and places, and on what conditions, the records and books of account of the Corporation, or any of them, shall be open to the inspection of the shareholders or members of the public, and no shareholder shall have any right to inspect any record or book of account or document of the Corporation except as conferred by statute or as authorized by the board or by ordinary resolution whether previous notice has been given thereof or not.

  The board shall determine the place at which the accounting records of the Corporation shall be kept and those records shall be open to the inspection of any director during normal business hours of the Corporation.

  The board shall cause to be prepared and shall send to the shareholders and place before the shareholders in general meeting the financial statements and reports of the auditors of the Corporation at the times and in the manner prescribed by the Act.

  If the Corporation is required, by the Act, to appoint auditors, auditors shall be appointed for the Corporation and their duties regulated according to the provisions of the Act.

SECTION TWELVE

NOTICES

12.01     Method of Giving Notices

            Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given unless any other manner is specifically provided or permitted in this or any other by-law of the Corporation for the giving of any notice, if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by telecopier or by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address; a notice so mailed shall be deemed to have been given on the first non-business day after the day when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when telecopied or, if sent by any other means, when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

12.02         Notice to Joint Shareholders

                If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

12.03         Computation of Time

                In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.04         Undelivered Notices

                If any notice given to a shareholder is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.05         Omissions and Errors

                The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.06         Persons Entitled by Death or Operation of Law

                Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register whether such notice was given before or after the happening of the event upon which he became so entitled and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.07         Waiver of Notice

                Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN

EFFECTIVE DATE

13.01         Effective Date

                 This by-law shall come into force when made by the board in accordance with the Act.

13.02         Repeal

                All previous by-laws of the Corporation and the by-laws, articles or regulations governing the affairs of the Corporation prior to the issuance of its articles of incorporation under the Act, are repealed as of the coming into force of this by-law. The repeal shall not affect the previous operation of any by-law, article or regulation as aforesaid, so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law, articles or regulation so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law, article or regulation shall continue in full force and effect, until amended or repealed, except to the extent that it is inconsistent with this by-law.

MADE AND ENACTED by the Board of Directors of SUNGOLD INTERNATIONAL HOLDINGS CORP. as of the 10th day of July, 2003.

/s/ Art Cowie
ART COWIE, PRESIDENT

Proxy

EXTRAORDINARY GENERAL MEETING OF MEMBERS OF	Resolutions (For full detail of each item, please see the enclosed Notice of			Meeting and
Information Circular)
SUNGOLD ENTERTAINMENT CORP. (the "Company")			For	Against
	1A.	Continuing the Company into the federal jurisdiction under the	__________	__________
Canada Business Corporations Act.
TO BE HELD AT THE STANLEY ROOM, 34TH FLOOR, HYATT REGENCY HOTEL, 655 BURRARD STREET, VANCOUVER, BC ON MONDAY JULY 28, 2003 AT 10:00 AM	1B.	Authorizing the Directors to amend or revoke the resolution to continue the Company into the federal jurisdiction under the
		Canada Business Corporations Act.	__________	__________
	1C.	Increasing the Company's authorized capital.	__________	__________
	1D.	Authorizing the Directors to amend or revoke the resolution
The undersigned member ("Registered Shareholder") of the Company hereby appoints, Art Cowie, a Director of the Company, or failing this person, Donald Harris, a Director of the Company, or in the place of the foregoing, ________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof. The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.		increasing the Company's authorized capital.	__________	__________
	1E.	Approving the Change of Name to Sungold International Holdings
		Corp.	__________	__________
	1F.	Authorizing the Directors to chose an alternate name or amend or
		revoke resolution approving change of name.	__________	__________
	1G.	Removing Melvin Reeves as a director.	__________	__________
	2.	Approving of Stock Dividend.	__________	__________
	3.	Authorizing Directors to sell minority interest in subsidiary.	__________	__________
	4.	To transact such other business as may properly come before the
		Meeting.	__________	__________

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: _________________________________________________________________

Please Print Name: ____________________________________________________________

	Date:	_______________________________________________________________________

Number of Shares
Represented by Proxy:__________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

  This Proxy is solicited by the Management of the Company.

  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

  If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

  A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of COMPUTERSHARE TRUST COMPANY is 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 and its fax number is 1-866-249-7775.

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

July 2, 2003

To:  All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:         SUNGOLD ENTERTAINMENT CORP.

We confirm that the following material was sent by pre-paid mail on July 2, 2003, to the registered shareholders of the subject Corporation:

1. Notice of Extraordinary General Meeting/Chairmans' Report/Information Circular

2. Proxy

3. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Basi"
 Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SUNGOLD ENTERTAINMENT CORP.
                                            (the Registrant)

Date: July 10, 2003               By:* /s/ Art Cowie
_______________               ______________
                                              President

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.         Rule as to Use of Form 6-K

            This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.         Information and Document Required to be Furnished

            Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

            The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

            This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

            If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.         Preparation and Filing of Report

            This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.         Translations of Papers and Documents into English

            Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

            Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.